Exhibit (a)(1)(J)

Form of Follow-up Email to Eligible Employees

This email is to advise you that on May 4, 2018, Impinj, Inc. (“Impinj”) filed with the Securities and Exchange Commission an amended Schedule TO, a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”). The terms of the Offer are more fully described in the Offer to Exchange and the Election Form. The Offer is currently scheduled to expire on May 16, 2018, at 9:00 p.m., Pacific Time.

The amended Schedule TO provides, among other things, that Impinj does not view certain certifications or acknowledgements to be made by option holders as a waiver of Impinj’s liability under U.S. federal securities laws and promises not to assert that any such certification or acknowledgement constitutes a waiver of such liability. The amended Schedule TO also corrects and clarifies certain information with respect to (i) the outside date for withdrawal rights, (ii) the characterization of new options as incentive stock options or nonstatutory stock options and (iii) what happens if certain conditions of the Offer are triggered.

The offer documents, including the Offer to Exchange and the Election Form previously emailed to you on or about April 18, 2018, together with the amended Schedule TO, provide information regarding the Offer and how you can participate. It is important that you carefully review the Offer to Exchange, the Election Form and other resources available via the Offer website at https://impinj.equitybenefits.com.